UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-55817

Heritage NOLA Bancorp, Inc.
(Exact name of registrant as specified in its charter)

205 North Columbia Street, Covington, Louisiana 70433; (985) 982-4565
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	◻
Rule 12g-4(a)(2)	◻
Rule 12h-3(b)(1)(i)	⌧ (1)
Rule 12h-3(b)(1)(ii)	◻
Rule 15d-6	◻

(1)
Heritage NOLA Bancorp, Inc. is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to no-action letters granted by the Commission
(e.g., Greer Bancshares, Incorporated; March 4, 2015; Madison Bancorp, Inc.; May 27, 2014).

Approximate number of holders of record as of the certification or notice date:  86

Pursuant to the requirements of the Securities Exchange Act of 1934, Heritage NOLA Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 16, 2020	By:	/s/ W. David Crumhorn
W. David Crumhorn
Chief Executive Officer